UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )(1)

                              HILLS STORES COMPANY
- --------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of class of securities)

                                    431692102
         ------------------------------------------------------------
                                 (CUSIP number)

                              Judy K. Mencher, Esq.
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
- --------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                                  August 15, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)


- ------------------
     [1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 2 of 16 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Capital Management, LLC                                     |
|         |  04-3300754                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   761,634                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   761,634                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        761,634                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        7.47%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |    Page 3 of 16 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Overseas Corp.                                              |
|         |  98-0151108                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        CAYMAN ISLANDS                                            |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   564,425                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   564,425                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        564,425                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        5.54%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        CO                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |    Page 4 of 16 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Galileo Fund, L.P.                                          |
|         |  04-3258283                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   10,300                                            |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   10,300                                            |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        10,300                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        .10%                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        PN                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |    Page 5 of 16 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Galileo, LLC                                            |
|         |      04-3304422                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    574,725                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    574,725                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         574,725                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        5.64%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 6 of 16 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  DDJ Galileo Management, LLC                                     |
|         |  04-3304416                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   574,725                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   574,725                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        574,725                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        5.64%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 7 of 16 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  The Copernicus Fund, L.P.                                       |
|         |  04-3193825                                                      |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |   186,909                                           |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |   186,909                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |        186,909                                                   |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        1.83%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        PN                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 8 of 16 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Copernicus, LLC                                         |
|         |      04-3304417                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    186,909                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    186,909                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         186,909                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        1.83%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP Nos. 431692102   |                         |     Page 9 of 16 Pages   |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|         |                                                                  |
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |      DDJ Copernicus Management, LLC                              |
|         |      04-3304419                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]|
|         |                                             SEE ITEM #5   (b) [ ]|
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    4    |  SOURCE OF FUNDS*                                                |
|         |        WC                                                        |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |        COMMONWEALTH OF MASSACHUSETTS                             |
|         |                                                                  |
|----------------|-----|-----------------------------------------------------|
|                |     |                                                     |
|   NUMBER OF    |  7  |   SOLE VOTING POWER                                 |
|                |     |                                                     |
|     SHARES     |     |    186,909                                          |
|                |-----|-----------------------------------------------------|
|  BENEFICIALLY  |     |                                                     |
|                |  8  |   SHARED VOTING POWER                               |
| OWNED BY EACH  |     |                                                     |
|                |-----|-----------------------------------------------------|
|   REPORTING    |     |                                                     |
|                |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |                                                     |
|                |     |    186,909                                          |
|      WITH      |-----|-----------------------------------------------------|
|                |     |                                                     |
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|         |                                                                  |
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |         186,909                                                  |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |        1.83%                                                     |
|---------|------------------------------------------------------------------|
|         |                                                                  |
|   14    |  TYPE OF REPORTING PERSON *                                      |
|         |                                                                  |
|         |        00                                                        |
|----------------------------------------------------------------------------|
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D
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CUSIP NO. 431692102                                         Page lO of 16 Pages
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      Item 1.       Security and Issuer:

   This statement relates to shares of the common stock, par value of $.Ol per share, (the "Shares") of Hills Stores Company, a Delaware Corporation, (the "Company"). The principal executive offices of the Company are located at 15 Dan Road, Canton, Massachusetts 02021.



        Item 2.        Identity and Background:

      This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Overseas Corp., a Cayman Islands corporation, The Galileo Fund, L.P., a Massachusetts limited partnership, DDJ Galileo, LLC, a Massachusetts limited liability company, DDJ Galileo Management, LLC, a Massachusetts limited liability company, The Copernicus Fund, L.P., a Massachusetts limited partnership, DDJ Copernicus, LLC, a Massachusetts limited liability company, and DDJ Copernicus Management, LLC, a Massachusetts limited liability company. Each of the aforementioned entities shall be collectively referred to as the "DDJ Affiliates". DDJ Copernicus, LLC is the general partner of, and DDJ Copernicus Management, LLC is the investment manager for, The Copernicus Fund, L.P. DDJ Galileo, LLC owns all of the voting securities of, and DDJ Galileo Management, LLC is the investment manager for, DDJ Overseas Corp. DDJ Galileo, LLC is the general partner of, and DDJ Galileo Management, LLC is the investment manager for, The Galileo Fund, L.P. DDJ provides administrative services to the DDJ Affiliates. The Copernicus Fund, L.P., The Galileo Fund, L.P. and DDJ Overseas Corp. shall hereinafter be referred to collectively as (the "Funds"). The principal office of each of DDJ and the DDJ Affiliates, with the exception of DDJ Overseas Corp., are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181. The principal office of DDJ Overseas Corp. is: c/o Goldman Sachs (Cayman), Harbor Center, George Town, Post Office Box 896, Grand Cayman Islands.

      The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers and members of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

      Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or

                                  Schedule 13D
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CUSIP NO. 431692102                                         Page l1 of 16 Pages
- --------------------------------------------------------------------------------

prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

   The shares to which this statement relates are owned directly by one, two or all of the Funds.

Item 3.       Sources and Amount of Funds or Other Consideration:

      The Funds purchased an aggregate of 761,634 Shares for cash in the amount of approximately $7,624,459.29. All of the 186,909 Shares owned by Copernicus and all of the 564,425 Shares owned by DDJ Overseas Corp. were purchased for cash or on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. All of the 10,300 Shares owned by The Galileo Fund, L.P. were purchased for cash. The attached Schedule B sets forth Shares purchased and/or sold by the Funds since June 16, 1996.

  Item 4.    Purpose of Transaction:

      The Shares were purchased in order to acquire an equity interest in the Company in pursuit of specified investment objectives established by the investors in the Funds. DDJ and the DDJ Affiliates may continue to have the Funds purchase Shares subject to a number of factors, including, among others, the availability of Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Funds.

      DDJ and the DDJ Affiliates intend to review continuously the equity position of the Funds in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

      Neither DDJ nor any of the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer or a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's

                                  Schedule 13D
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CUSIP NO. 431692102                                         Page l2 of 16 Pages
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business or corporate structure, (iv) any change in the Company's charter or bylaws, (v) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (vi) any similar action.

Item 5.   Interest in Securities of Issuer:

      (a) DDJ Overseas Corp. owns, and DDJ Galileo, LLC and DDJ Galileo Management LLC beneficially own as majority shareholder and investment manager, respectively, of DDJ Overseas Corp. 564,425 Shares, or approximately 5.54% of the outstanding Shares of the Company. The Galileo Fund, L.P. owns, and DDJ Galileo, LLC and DDJ Galileo Management, LLC beneficially own, as general partner and investment manager, respectively of The Copernicus Fund, L.P. 10,300 Shares, or approximately .1O% of the outstanding Shares of the Company. The Copernicus Fund, L.P. owns, and DDJ Copernicus, LLC and DDJ Copernicus Management, LLC beneficially own, as general partner and investment manager, respectively, of The Copernicus Fund, L.P. 186,909 Shares, or approximately 1.83% of the outstanding Shares of the Company. DDJ, as administrator to the other DDJ Affiliates, may be deemed to beneficially own 761,634 Shares, or approximately 7.47% of the outstanding Shares of the Company. DDJ disclaims any such beneficial ownership. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

      (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

      (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Other than the margin agreements described in Item 3 above and except as described in the following paragraph, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with

                                  Schedule 13D
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CUSIP NO. 431692102                                         Page l3 of 16 Pages
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any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

   The Funds may from time to time own debt securities issued by the Company, and may from time to time purchase and or sell such debt securities.

   Item 7. Material to be filed as Exhibits:

   Not Applicable.

                                  Schedule 13D
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CUSIP NO. 431692102                                         Page l4 of 16 Pages
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                                   SCHEDULE A
                                   ----------

      The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each of the DDJ Affiliates are set forth below. The business address of each person is 141 Linden Street, Suite 4, Wellesley, MA 02181 and the address of the corporation or organization in which such employment is conducted is the same as each person's business address, except that the principal address of DDJ Overseas Corp. is set forth in
Item 2. All of the persons listed below are U.S. citizens.


NAME                    PRINCIPAL OCCUPATION OR EMPLOYMENT
- ----                    ----------------------------------

Daniel G. Harmetz       Principal of DDJ Capital Management, LLC, DDJ
                        Galileo, LLC, DDJ Galileo Management, LLC, DDJ
                        Copernicus, LLC and DDJ Copernicus Management, LLC

David J. Breazzano      Principal of DDJ Capital Management, LLC,
                        DDJ Galileo, LLC, DDJ Galileo Management, LLC, DDJ
                        Copernicus, LLC and DDJ Copernicus Management, LLC

Judy K. Mencher         Principal of DDJ Capital Management, LLC, DDJ
                        Galileo, LLC, DDJ Galileo Management, LLC, DDJ
                        Copernicus, LLC, DDJ Copernicus Management, LLC and Vice
                        President of DDJ Overseas Corp.

                                  Schedule 13D
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CUSIP NO. 431692102                                         Page l5 of 16 Pages
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                                   SCHEDULE B
                                   ----------
Hills Stores Company
- --------------------

  Set forth below is an itemization of all purchases and sales of Shares of Common Stock since June 16, 1996. The transactions were made for cash in open market transactions.



DATE           TYPE-PURCHASE          SHARES               AGGREGATE
               OR SALE                                       PRICE
=======================================================================

07/01/96       Purchase              10,000        $ 67,571.29
07/03/96       Sell long              5,000        $ 47,248.41
07/11/96       Purchase               6,000        $ 50,298.00
07/15/96       Purchase              71,000        $517,022.00
07/15/96       Purchase              24,000        $174,768.00
07/17/96       Purchase              15,000        $117,000.00
07/22/96       Purchase               4,500        $ 33,975.00
07/31/96       Purchase               1,000        $  7,300.00
08/09/96       Purchase               5,000        $ 35,250.00
08/14/96       Purchase              60,000        $442,998.00
08/15/96       Purchase              94,000        $720,002.40
08/15/96       Purchase               8,200        $ 62,808.72
08/15/96       Purchase               5,500        $ 44,564.30
08/15/96       Purchase                 800        $  6,635.04
08/15/96       Purchase              63,600        $515,325.36
08/15/96       Purchase               2,000        $ 16,100.00
08/16/96       Purchase                 300        $  2,565.00
08/16/96       Purchase              10,000        $ 86,750.00

                                  Schedule 13D
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CUSIP NO. 431692102                                         Page l6 of 16 Pages
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                                   Signature:
                                   ----------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC
DDJ GALILEO, LLC
DDJ GALILEO MANAGEMENT, LLC
DDJ COPERNICUS MANAGEMENT, LLC.
DDJ OVERSEAS CORP.
DDJ COPERNICUS LLC on behalf of itself and as General Partner for THE COPERNICUS
   FUND, L.P.


By: /s/ Judy K. Mencher
    -------------------
        Judy K. Mencher

        Member of DDJ Capital Management, LLC, DDJ Copernicus, LLC, DDJ Galileo, LLC, DDJ Galileo Management, LLC
        DDJ Copernicus Management, LLC and
        Vice President of DDJ Overseas Corp.

Dated: